

November 14, 2013

Via Email
Yiming Ma
Chief Executive Officer
Camelot Information Systems Inc.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing  100120
The People's Republic of China

> **Re:** **Camelot Information Systems Inc.**
> **Schedule 13E-3**
> **Filed October 18, 2013**
> **File No. 005-85940**

Dear Mr. Ma:

We have reviewed your filing referenced above and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.  Each filing person must individually comply with the filing, dissemination, disclosure, and signature requirements of Schedule 13E-3.  Therefore, all of the information required by Schedule 13E-3 and its instructions will need to be provided for all filing persons.  In this regard, and as a non-exclusive example, we note that Webster Yin, Haoli Jia, Chi-Pang Evan Tso, Wai Hoong Leung, Funders Holding Ltd., and Ever Smooth Corporate Limited have been identified as filing persons on page 1, yet none of these persons have appeared on the cover page of Schedule 13E-3 or met the signature requirements.  Please revise accordingly or advise.

2.      Please describe how you determined that the Rollover Shareholders that are not currently named as filing persons are not affiliates engaged in the Rule 13e-3 transactions that should be identified as filing persons for purposes of Rule 13e-3.  For guidance, refer to Question 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

Introduction, page 1

3.      Please revise the last paragraph on page 1 to prominently state that, as a result of the Voting Agreement with the Rollover Shareholders, only 15.96% of shares, including shares represented by ADSs, held by unaffiliated shareholders must be voted in favor for the transaction to be approved.

4.      We noticed the assertion in the last paragraph of this section that represented the filing of the Schedule 13E-3 "shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is 'controlled' by any other Filing Person, or that any other Filing Person is an 'affiliate' of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act."  Given that Rule 13e-3, by its terms, only applies to issuers or affiliates of the issuer, please revise the disclosure to reconcile this assertion with the text of the rule or delete the assertion.

Item 16.  Exhibits

Exhibit 99.(A)(1)

General

5.      In the appropriate section(s) of the document, please revise the disclosure to discuss more fully the reasons for the board's conclusion to recommend undertaking the transaction at this time.  See Item 7 of Schedule 13E-3 and corresponding Item 1013(c) of Regulation M-A.

6.      Please update appropriate sections of the disclosure to describe any actions, including any discussions or negotiations, taken during the "go-shop" period from the date the merger agreement was signed to October 18, 2013 to seek or initiate an acquisition proposal as allowed by the merger agreement.  See Item 9 of Schedule 13E-3 and corresponding Item 1015 of Regulation M-A.

Special Factors

Background of the Merger, page 1

7.      Please describe more fully the circumstances that led the company to believe that the
        investigations against Longtop Financial Technologies Limited adversely affected the
        share value of the Company, aside from being in the same business sector.

8.      Please disclose and discuss whether there were any factors, other than the declining share
        price, that led Mr. Ma to begin evaluating a going-private transaction.

9.      We note the disclosure on page 28 that the independent committee of the board was
        formed, in part, to evaluate other strategic alternatives for the company.  It appears based
        on the disclosure in this section and on page 61 under "Alternatives to the Merger" that
        the only strategic alternative considered was an unaffiliated merger or acquisition
        transaction.  Please advise us, with a view toward revised disclosure, what other strategic
        alternatives were considered by the independent committee and ultimately by the issuer,
        if any, and the reasons for their rejection.  See Item 7 of Schedule 13E-3 and
        corresponding Item 1013(b) of Regulation M-A.

10.     Please describe the discussions and the specific qualifications that led the board to select
        Duff & Phelps as an outside advisor.  Refer to Item 9 of Schedule 13E-3 and
        corresponding Item 1015(b)(2) and (3) of Regulation M-A.

11.     Please clarify when the legal memorandum prepared by Party D's PRC counsel was
        shared with the independent committee, and when and how the independent committee
        communicated its comments and views to Shearman that were subsequently shared with
        Party D's counsel on August 12, 2013.

12.     Please describe each of the separate conversations had between Mr. Ma and Mr. Jian
        Wang, including the dates on which such discussions occurred.

13.     On page 34, please describe more fully the known circumstances that led to Party D
        declining to provide a revised proposal.

14.     Please describe more fully the circumstances around which members of management and
        certain employees were invited to participate in the transaction as rollover shareholders.
        In this regard, please address whether all managers and employees were invited, and if
        not, whether all invited persons ultimately participated, and how and by whom the invited
        persons were first approached.

15.     Please describe whether any communication was made with Party C between August 25,
        2013 and September 24, 2013.

16.     Please specifically state whether there were any indications of interest expressed by the 73 potential buyers contacted by Duff & Phelps between September 24, 2013 and September 28, 2013.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 36

17.     We note your disclosure on page 41 that "the independent committee and the board of directors believe that the value of the Company's assets that might be realized in a liquidation would be significantly less than its going concern value." Please disclose the basis for such belief. We refer you to Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

Position of the Buyer Group, Parent and Merger Sub as to the Fairness of the Merger, page 42

18.     Please note that the information required by Item 8 of Schedule 13E-3 and corresponding Item 1014 of Regulation M-A should be provided by each affiliate engaged in the Rule 13e-3 transaction. Please revise.

Certain Financial Projections, page 45

19.     We noticed that the projections were not prepared in accordance with GAAP and were not disclosed in order to comply with Item 9 of Schedule 13E-3 and corresponding Item 1015 of Regulation M-A. Please revise to comply with Regulation G, or advise.

Effect of the Merger on the Company, page 57

20.     Revise to quantify the cost savings associated with Camelot's future avoidance of the need to comply with the federal securities laws. In addition, revise to state, if true, that the affiliates engaged in this transaction will become the beneficiaries of Camelot's future compliance cost savings as well as Camelot's use of any operating loss carryforwards that could be applied to shelter future income. Quantify this benefit, and explain how these benefits might accrue on an annual basis as a result of the transaction's successful execution. See Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

Transactions in the Shares and ADSs, page 107

21.     We note the disclosure regarding the share repurchase program, as well as the representation that none of the filing persons has purchased any subject securities during the prior 60 days. Please confirm that all of the information required by Item 1002(f) of Regulation M-A for any purchases made in the subject securities in the last two years has been disclosed, or revise.

Exhibit 99.(B)(1)

22.     We note that exhibit 99.(B)(1) does not include the exhibits to that letter agreement. Please refile with all related exhibits.

Exhibit 99.(C)(2)

23.     The disclaimer on page 2 states that the materials and any opinion were compiled on a confidential basis and may not be distributed to any other party, publicly disclosed, or relied upon without the prior written consent of Duff & Phelps.  Please disclose, if true, that Duff & Phelps has consented to the use of its materials by security holders who review the Schedule 13E-3disclosure in connection with making an investment or voting decision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3266.

Sincerely,

/s/Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:     Via Email
        Paul Strecker, Esq.
        Shearman & Sterling LLP